SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/12/13

1. NAME OF REPORTING PERSON
Bulldog Investors, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels

2. CHECK THE BOX IF MEMBER OF A GROUP	a[X]

b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)	[ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE

7. SOLE VOTING POWER
334,629

8. SHARED VOTING POWER
339,111

9. SOLE DISPOSITIVE POWER
334,629

10. SHARED DISPOSITIVE POWER
339,111

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
673,740  (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.43%

14. TYPE OF REPORTING PERSON

IA, IN

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Firsthand TEchnology Value Fund ("SVVC" or the "Issuer").

The principal executive offices of SVVC are located at

150 Almaden Blvd., Suite 1250
San Jose, California

Item 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b)  The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS

Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.

ITEM 4. PURPOSE OF TRANSACTION

A member of the filing group has provided advance notice to the Fund of its intent, at the Fund's 2014 annual meeting, to (1) nominate two persons for election as directors, and (2) present a proposal that the board should consider authorizing a program for the Fund to repurchase its shares when they are trading at a discount from net asset value. See Exhibit A.

On September 30, 2013, the Fund filed a lawsuit in the Superior Court of California seeking to preclude a principal of a member of the filing group from conducting a proxy contest. On November 18, 2013, the principal/defendant filed (1) a demurrer to dismiss the Fund's complaint, and (2) a special motion to strike the Fund's complaint and to recover his attorney's fees from the Fund pursuant to the California anti-SLAPP statute. See Exhibits B, C and D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As per the 10-Q filed on November 8, 2013, there were 9,072,032 shares of common stock outstanding as of October 31, 2013. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.  As of November 21, 2013, Bulldog Investors, LLC is deemed to be the beneficial owner of 673,740 shares of SVVC (representing 7.43% of SVVC's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 673,740 shares of SVVC include 334,629 shares (representing 3.69% of SVVC's outstanding shares) that are beneficially owned by: (a) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Funds")). Bulldog Investors Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 673,740 shares of SVVC beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 339,111 shares (representing 3.74% of SVVC's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 334,629 shares. Bulldog Investors, LLC has shared power to dispose of and vote 339,111 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SVVC's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.

c) During the past 60 days(except already disclosed) the following shares of SVVC were purchased:

Date:	Shares:	Price:
11/07/13	15,281	22.3244
11/08/13	12,067	22.5077
11/11/13	25,000	21.8939
11/12/13	39,772	21.4539
11/13/13	9,605	21.6329
11/14/13	25,740	21.7348
11/15/13	28,620	21.7478
11/15/13	5,000	21.8245
11/18/13	53,907	21.6032
11/19/13	35,538	21.6185
11/19/13	99	21.4500
11/20/13	28,400	21.8881
11/21/13	20,837	22.1518

The following shares were sold:

Date:	Shares:	Price:
10/30/13	(100)	24.7500
10/30/13	(4,100)	24.3797
10/31/13	(5,000)	24.0000
11/01/13	(6,125)	24.0000
11/04/13	(30,000)	24.5281
11/04/13	(2,000)	24.5500
11/05/13	(10,000)	24.5208
11/05/13	(2,000)	24.5500
11/06/13	(1,332)	24.5902

d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPSWITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See exhibit 1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/22/2013

By: /S/ Phillip Goldstein
Name: Phillip Goldstein

By: /S/ Andrew Dakos
Name: Andrew Dakos

By: /S/ Steven Samuels
Name: Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

Agreement made as of the 22 day of November, 2013, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Firsthand Technology Value Fund, Inc.(SVVC), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of SVVC;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.

By:	/s/ Phillip Goldstein	By:	/s/ Andrew Dakos
	Phillip Goldstein		Andrew Dakos

BULLDOG INVESTORS, LLC

By:	/s/ Steven Samuels	By:	/s/ Andrew Dakos
	Steven Samuels		Andrew Dakos, Member